April 22, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

ATTN: Ms. Zandra Bailes
      Document Control - EDGAR

Re:   IDS Life Accounts F,IZ,JZ,G,H,N,KZ,LZ,&MZ  (GVAC)
      Accession Number 0000820027-98-000280

Dear Ms. Bailes

Registrant hereby requests that you disregard the 485BPOS filing accepted on April 22, 1998.

The redlined version of this filing will be filed on or about April 22, 1998.

Sincerely,





Mary Ellyn Minenko
Counsel

MEM/ps